Exhibit 12.01

Entergy Corporation
Computation of Ratios of Earnings to Fixed Charges

	Twelve Months Ended						Six Months Ended
	December 31,						June 30,
	2011	2012	2013	2014	2015		2015	2016

Fixed charges, as defined:
Interest on long-term debt	$520,257	$550,425	$579,176	$620,472	$627,897		$313,721	$325,565
Other interest	31,264	56,171	50,360	40,607	42,199		18,476	25,878
Capitalized interest	14,528	17,417	13,702	10,498	13,620		7,001	3,758
Total interest charges	566,049	624,013	643,238	671,577	683,716		339,198	355,201
Interest applicable to rentals	26,684	24,014	21,592	19,617	21,091		10,528	7,418
Dividends on preferred stock of
consolidated subsidiaries	34,148	30,166	30,469	30,150	32,353		15,924	17,215

Total fixed charges, as defined	$626,881	$678,193	$695,299	$721,344	$737,160		$365,650	$379,834

Earnings as defined:
Income (loss) from continuing operations	$1,346,439	$846,673	$711,902	$940,721	$(176,562)		$446,892	$797,280
Add:
Provision for income taxes (benefit)	286,263	30,855	225,981	589,597	(642,927)		250,252	(109,027)
Fixed charges as above, less dividends
on preferred stock of consolidated
subsidiaries and capitalized interest	578,205	630,610	651,128	680,696	691,187		342,725	358,861

Total earnings (loss), as defined	$2,210,907	$1,508,138	$1,589,011	$2,211,014	$(128,302)		$1,039,869	$1,047,114

Ratio of earnings to fixed charges, as defined	3.53	2.22	2.29	3.07	—	(a)	2.84	2.76

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(a) Earnings, as defined, for the twelve months ended December 31, 2015 were $865.5 million less than fixed charges, as defined.